SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 21 July 2003


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------




press release


July 21, 2003


                     BP AND RIO TINTO TO SELL KALTIM PRIMA
                           COAL TO PT BUMI RESOURCES


BP announced today that it has agreed to sell its 50 per cent interest in the Indonesian coal mining company PT Kaltim Prima Coal (KPC) to PT Bumi Resources, an Indonesian-controlled resources company. BP's equal partner in KPC, Rio Tinto, has reached a similar agreement with the result that, on completion of the sale, KPC will be wholly owned by Bumi Resources.


Bumi Resources will purchase BP and Rio Tinto's interests in KPC together for $500million, in cash including assumed debt, which will divided equally between BP and Rio Tinto. Subject to approval by PT Bumi Resources shareholders and other approvals, the parties anticipate completion of the deal in October 2003.


Having sold its other coal interests in 1989-90, BP's shareholding in KPC is its only interest in coal operations worldwide.


KPC operates a world-class coal mine located near Sangatta in East Kalimantan, Indonesia. The mine produces around 18 million tonnes of steaming coal annually for exports to key markets in the Asia Pacific region, Europe and the United States. KPC directly employs about 2,700 people and contributes around $450 million each year in export revenue to Indonesia.


Bumi Resources has interests in oil, natural gas and mining, hotel and tourism and related services and general trading. Established in 1973, it became a public company in 1990 and is fully listed on the Jakarta and Surabaya Stock Exchanges. Bumi Resources already own PT Arutmin Indonesia - one of Indonesia's largest coal producers.


BP and Rio Tinto will work with Bumi Resources to ensure a smooth transition of ownership and are committed to ensuring that there will be no impact on service to customers. KPC will brief staff and local communities on the transition process.


The financial advisor on the transaction is JP Morgan. Linklaters is acting as legal counsel to BP on the sale.


Further enquiries:


David Nicholas, BP London: +44 (0)20 7496 4708, email: nicholdh@bp.com



                                    - ENDS -

                                         SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 21 July 2003                               /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary